“Advancing Uranium”

NEWS RELEASE

Crosshair Intersects 0.10% U3O8 over 19.30 metres at the C Zone & Continues to Expand Uranium Resource

Dated: October 18, 2007

  (AMEX: CXZ) (TSX-V: CXX)

Crosshair Exploration & Mining Corp. (AMEX: CXZ) (TSX-V: CXX) is pleased to report assay results from holes ML-101 to ML-106 of the ongoing drill program at the C Zone on the Company’s Central Mineral Belt (CMB) Uranium Project in Labrador. Significant uranium mineralization has been intersected in all six drill holes, with specific highlights shown below:

•

0.36% U3O8 over 5.3 metres as part of a wider interval grading

0.10% U3O8 over 19.3 metres, intersected in hole ML-102,

•

0.10% U3O8 over 6.5 metres, intersected in hole ML-103, and

•

0.10% U3O8 over 10.9 metres, intersected in hole ML-106.

Hole ML-102 lies outside of the current C Zone resource to the northeast.  Holes ML-103 and ML-104 lie just within its currently defined northeastern boundary, and holes ML-105 and ML-106 are located outside of the resource to the southwest.  All of these holes will contribute to increasing and upgrading the current uranium resource and further extending it along strike, particularly the thick intercepts in holes ML-102, ML-103 and ML-106.

“The drill intercepts reported have expanded the C Zone along strike in both directions and further demonstrate that extensions of the C Zone host strong uranium mineralization at shallow depths.” says J. Wayne Pickett, P.Geo, VP Exploration at Crosshair.

Hole ML-101, an infill hole in the central portion of the currently defined resource, intersected several significant zones of vanadium mineralization including:

•

0.29% V2O5 over 3.1 metres (from 12.8m to 15.9m),

•

0.28% V2O5 over 2.0 metres (from 27.4m to 29.4m),

•

0.25% V2O5 over 2.5 metres (from 37.4m to 39.9m), and

•

0.40% V2O5 over 2.6 metres (from 58.2m to 60.8m).

These results further contribute to the current C Zone vanadium resource, which includes an indicated 6.39 million pounds of V2O5 and an inferred 7.83 million pounds of V2O5.  It should be noted that these figures only represent the vanadium resources associated with uranium and do not include significant zones of vanadium mineralization outside of the current C Zone uranium resource.  Vanadium is primarily used as a hardener in steel alloys and has a current market value of between US$7.00 and US$10.00 per pound.

The complete resource estimate can be found in the NI 43-101 report filed on SEDAR on September 10, 2007, as well as on the Company’s website.

Crosshair currently has three rigs operating at the C Zone on the CMB Uranium Project, all of which will continue to drill on the property until winter freeze-up in November.  Assay results are pending for 30 additional holes that have been drilled at the C Zone, which continues to be extended by the current drilling and remains open in all directions.

Assay highlights from holes ML-101 to ML-106 are detailed in the following table, and are also posted along with current drill sections and maps on the Company website at:

http://www.crosshairexploration.com/s/CZone.asp

Hole #		From (m)	To (m)	Length (m)	% U3O8	% V2O5
ML-101	Upper C Zone
		12.8	15.9	3.1	0.02%	0.29%
		27.4	29.4	2.0	0.01%	0.28%
		29.4	36.9	7.5	0.03%	0.06%
		37.4	39.9	2.5	<0.01%	0.25%
		43.9	49.3	5.4	0.03%	0.06%
		49.8	51.9	2.1	<0.01%	0.23%
		56.2	57.7	1.5	0.03%	0.08%
		58.2	60.8	2.6	0.01%	0.40%
		65.3	67.3	2.0	0.05%	0.21%
		97.0	98.5	1.5	0.03%	0.09%
ML-102	Upper C Zone
		69.0	147.0	78.0	0.03%	pending
	including	103.3	145.5	42.2	0.05%	pending
	including	122.2	141.5	19.3	0.10%	pending
	including	135.2	140.5	5.3	0.36%	pending
ML-103	Upper C Zone
		49.6	51.3	1.7	0.05%	0.08%
		77.3	77.8	0.5	0.05%	pending
		98.3	110.9	12.6	0.05%	pending
	including	104.4	110.9	6.5	0.10%	pending
ML-104	Upper C Zone
		64.0	65.5	1.5	0.05%	pending
		83.0	84.5	1.5	0.04%	pending
		98.0	100.4	2.4	0.18%	pending
		119.5	121.2	1.7	0.06%	pending
		148.0	149.5	1.5	0.03%	pending
ML-105	Upper C Zone
		43.0	45.1	2.1	0.05%	0.03%
		64.3	69.2	4.9	0.05%	0.05%
ML-106	Upper C Zone
		58.8	109.2	50.4	0.03%	pending
	including	70.4	96.7	26.3	0.05%	pending
	including	71.4	82.2	10.9	0.10%	pending

About Crosshair

Crosshair is a dominant player in the exploration for uranium in the Central Mineral Belt of Labrador—Canada’s most promising emerging uranium district.  The 750 sq km Central Mineral Belt Uranium Project is host to potentially three types of uranium mineralization - Iron Oxide Copper Gold (IOCG - Olympic Dam), structurally controlled/shear zone and unconformity types of mineralization.

The Company’s exploration work on the Central Mineral Belt Uranium Project is supervised by J. Wayne Pickett, P.Geo., a member of the Professional Engineers and Geoscientists of Newfoundland and Labrador, the Vice President Exploration of the Company and a Qualified Person as defined in NI 43-101.  Mr. Pickett has verified that the results presented above have been accurately summarized from the official assay certificates provided to the Company.  A QA/QC program has been implemented consisting of standard, blank and duplicate samples.

Split drill core samples are being sent to Activation Laboratories in Ancaster, ON for analyses.  Uranium analysis is performed by the delayed neutron counting (DNC) method, while multi-element analysis is performed using Inductively Coupled Plasma Mass Spectrometry (ICP-MS).  Samples that exceed the upper limit for uranium are re-assayed using X-ray fluorescence (XRF).

For more information of the Company and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE BOARD

"Mark J Morabito"
President and CEO

Crosshair Exploration & Mining Corp. – Vancouver

T: 604-681-8030

F: 604-681-8039

E: dan@crosshairexploration.com

www.crosshairexploration.com

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address a company's expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. Shareholders. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

Cautionary Note Concerning Reserve and Resource Estimates

This press release uses the terms “reserves”, “resources”, “proven reserves”, “probable reserves”, “measured resources”, “indicated resources” and “inferred resources”.  United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them.  Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.  Inferred Resources are in addition to Measured and Indicated Resources.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category.  Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.  Disclosure of “contained ounces” is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures.  Accordingly, information concerning descriptions of mineralization and resources contained in this release may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all reserve and resource estimates referred to in this press release or released by the Company in the future have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.  The requirements of NI 43-101 are not the same as those of the SEC and any reserves reported by the Company in compliance with NI 43-101 may not qualify as reserves under the SEC’s standards.

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